

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

Via E-mail
David Douglas
Chief Financial Officer
Northisle Copper & Gold Inc.
Suite 2500 - 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3

> **Re: Northisle Copper & Gold Inc.**
> **Form 8-K12G3**
> **Filed October 26, 2011**
> **Supplemental Response Received November 28, 2011**
> **File No. 000-54534**

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated November 9, 2011. It is our view that your transaction would not constitute the direct acquisition of the assets of a going business for the purposes of Rule 12g-3(a). Therefore, please register your class of securities as soon as possible on the appropriate form or provide a more detailed analysis as to why you believe you do not need to register these shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3536 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director